Mail Stop 3561

August 28, 2007

Mr. Todd Stitzer
Chief Executive Officer
Cadbury Schweppes plc
25 Berkeley Square
London, England W1J 6HB

      Re: Cadbury Schweppes plc
             Form 20-F for the Fiscal Year Ended December 31, 2006
             Filed April 16, 2007
             File No. 333-06444

Dear Mr. Stitzer:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                      Sincerely,

                      William Choi
                      Accounting Branch Chief